EXHIBIT 1.16

ALTIA PLC	STOCK EXCHANGE RELEASE	23 OCTOBER 2020 AT 4.30 p.m. EEST

THIS STOCK EXCHANGE RELEASE MAY NOT BE PUBLISHED OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. FOR FURTHER INFORMATION, SEE “IMPORTANT NOTICE” BELOW.

The Finnish Financial Supervisory Authority has approved the prospectus prepared for the merger of Altia Plc and Arcus ASA

Altia Plc ("Altia") and Arcus ASA (“Arcus”) announced on 29 September 2020 the merger of Altia's and Arcus’ business operations through a statutory cross-border absorption merger of Arcus into Altia (the “Combined Company”). As a result of the merger, all assets and liabilities of Arcus will be transferred without a liquidation procedure to Altia, and Arcus will be dissolved (the "Merger"). The shareholders of Arcus will receive new shares in Altia in proportion to their shareholdings as merger consideration (the “Merger Consideration Shares”). The Boards of Directors of Altia and Arcus have, on 2 October 2020, proposed that the extraordinary general meetings of Altia and Arcus, respectively, convened to be held on 12 November 2020, resolve on the Merger in accordance with the merger plan and approve the Merger.

The Finnish Financial Supervisory Authority has today, 23 October 2020, approved the merger prospectus concerning the Merger (the "Merger Prospectus"). The Merger Prospectus includes a Finnish translation of the summary of the Merger Prospectus. The Merger Prospectus will be available on or about 23 October 2020 in English on Altia’s website at www.altiagroup.com/investors, at Altia’s registered office at Kaapeliaukio 1, 00180 Helsinki, Finland, at Arcus’ website at www.arcus.no/en/investor and at Arcus’ registered office at Destilleriveien 11, Gjelleråsen, Norway. In addition, the Merger Prospectus will be available at Nasdaq Helsinki at Fabianinkatu 14, 00100 Helsinki, Finland on or about 26 October 2020.

In addition, Altia has prepared unofficial Finnish language translations of certain key parts of the Merger Prospectus that will be available on Altia’s website at www.altiagroup.com/investors on or about 23 October 2020.

The Merger Prospectus contains the following previously unpublished information in relation to the Merger (any capitalized terms not defined shall have the meanings assigned to them in the Merger Prospectus):

Delivery of the Merger Consideration Shares

As the primary alternative, Altia expects to deliver the Merger Consideration Shares through a depository interest arrangement in the VPS. If the Merger Consideration Shares are delivered through a depositary interest arrangement, the Arcus shareholders eligible to receive Merger Consideration Shares will after the execution of the Merger and delivery of the Merger Consideration Shares be considered nominee registered shareholders for Finnish law purposes. Further details of the depositary interest arrangement have been presented in the Merger Prospectus.

As secondary alternatives the Merger Consideration Shares could be delivered as depository receipts registered in the VPS or as directly held shares in the Combined Company in the book-entry securities system maintained by Euroclear Finland. The secondary alternatives would only be considered in the unlikely event that the delivery of the Merger Consideration Shares as depository interests would not be possible e.g. due to technical issues in Euroclear or the VPS that cannot reasonably be resolved, or if no registrar agreement on the arrangement of delivering the Merger Consideration Shares as depository interests can reasonably be reached with a bank offering custodian and registrar service in Norway, or for any other reason.

Pro forma financial information

The Merger Prospectus includes unaudited pro forma financial information (“Pro Forma Information”) presented to illustrate the effect of the Merger of Altia and Arcus to Altia’s financial information as if the Merger had been undertaken at an earlier date. The Pro Forma Information has been presented for illustrative purposes only and, therefore, the hypothetical financial position and results of operations therein may differ from the Combined Company’s actual financial position and results of operations. In addition, the unaudited pro forma financial information does not reflect any cost savings, synergy benefits or future integration costs that are expected to be generated or may be incurred as a result of the Merger. The Pro Forma Information included in the Merger Prospectus has been attached in full as Appendix 1 to this stock exchange release.

The unaudited pro forma income statements for the six months ended 30 June 2020 and for the year ended 31 December 2019 give effect to the Merger as if it had occurred on 1 January 2019. The unaudited pro forma balance sheet as at 30 June 2020 gives effect to the Merger as if it had occurred on that date.

The Pro Forma Information has been compiled in accordance with the Annex 20 to the Commission Delegated Regulation (EU) 2019/980 and on a basis consistent with the accounting principles applied by Altia in its consolidated financial statements prepared in accordance with IFRS. The Merger will be accounted for as a business combination at consolidation using the acquisition method of accounting under the provisions of IFRS with Altia determined as the acquirer of Arcus.

The Pro Forma Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Merger and which are factually supportable. The pro forma adjustments include certain assumptions related to the fair value of the purchase consideration, the purchase price allocation, accounting policy alignments and other adjustments, which are considered to be reasonable under the circumstances. Considering the ongoing regulatory approval processes which restricts Altia’s access to detailed data of Arcus, the pro forma adjustments presented are preliminary and based on information available at this time and are thus subject to change, among other factors, due to that the final fair value of the purchase consideration will be determined based on the share price as at the Effective Date, the final purchase price allocation will be based on the fair values of Arcus’ assets acquired and liabilities assumed on the Effective Date and detailed review of Arcus’ accounting policies and financial statements presentation differences can only be done after the Effective Date.

There can be no assurance that the assumptions used in the preparation of the Pro Forma Information will prove to be correct. The final impact of the Merger to the financial information of Altia may materially differ from the pro forma adjustments reflected in the Pro Forma Information. Further, the accounting policies to be applied by the Combined Company in the future may differ from the accounting policies applied in the Pro Forma Information.

The following table set forth a summary of key figures relating to Pro Forma Information as at the dates and for the periods indicated:

	As at and for the six months ended 30 June 2020				For the year ended 31 December 2019
In EUR million, unless otherwise indicated	Altia historical	Arcus reclassified	Merger	Combined Company pro forma	Altia historical	Arcus reclassified	Merger	Combined Company pro forma
Net sales	149.3	127.2	-	276.5	359.6	280.4	-	640.0
Comparable EBITDA	18.8	17.4	-	36.1	44.8	39.9	-	84.7
EBITDA	18.0	15.7	1.1	34.8	43.1	37.9	-25.4	55.6
Operating result	9.2	9.9	-0.5	18.6	25.1	25.8	-29.1	21.8
Result for the period	7.5	7.6	-0.1	14.9	18.4	13.5	-24.7	7.2
Earnings per share – basic, EUR				0.22				0.10
Total assets	428.9	550.9	95.8	1,075.6
Total equity	149.5	159.6	106.0	415.1
Net debt				211.2
Gearing, %				50.9
Equity ratio, %				38.6

EBITDA	=	Operating result before depreciation and amortisation.
Comparable EBITDA	=	EBITDA excluding items affecting comparability. Items affecting comparability comprise of material items outside normal business such as net gains or losses from business and assets disposals, costs for closure of business operations and restructurings, cost for major corporate projects such as direct transaction costs related to business acquisition and the contemplated merger, cost impact of inventory fair value adjustment arising from business acquisitions, costs related to other corporate development projects, and cost impact of voluntary pension plan change.
Net debt	=	Non-current and current Borrowings + Non-current and current Lease liabilities – Cash and cash equivalents
Gearing, %	=	Net debt / Total equity
Equity ratio, %	=	Total equity / Total assets – Advances received

ALTIA PLC

Contacts:

Analysts and investors: Tua Stenius-Örnhjelm, Investor Relations, tel. +358 40 748 8864

Media: Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867

Distribution:

Nasdaq Helsinki Ltd

Principal media

www.altiagroup.com

Information on Altia and Arcus in brief

Altia is a leading Nordic alcoholic beverage brand company operating in the wine and spirits markets in the Nordic and Baltic countries. Altia wants to support a development of a modern, responsible Nordic drinking culture. Altia’s key exports brands are Koskenkorva, O.P. Anderson and Larsen. Other iconic Nordic brands are Chill Out, Blossa, Xanté, Jaloviina, Leijona, Explorer and Grönstedts.

Altia’s current strategy is built on two core strengths: Altia is the Nordic distillery that masters the sustainable production of high-quality grain-based spirits, and provides the best route-to-market through distribution and channel execution for its brands and partners.

Arcus is a leading Nordic branded consumer goods company within wine and spirits. Arcus is the world’s largest producer of aquavit, and holds strong market positions for wine and spirits across the Nordics. Vectura, a wholly owned company, supplies complete logistics solutions for the beverage industry in Norway. Arcus was spun off from the Norwegian state monopoly, Vinmonopolet, in 1996 and since then has grown from a local company to an international group with the Nordic region and Germany as its home market. The Group also exports a significant volume of spirits to other countries. Arcus is listed on Oslo Børs.

Important notice

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, South Africa or any other jurisdiction where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken in addition to the requirements under Finnish law. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the Merger, such as in open market or privately negotiated purchases, at any time during the pendency of the Merger under the Merger Plan.

This release does not constitute a notice to an EGM or a merger prospectus and as such, does not constitute or form part of and should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity. Any decision with respect to the proposed merger of Arcus into Altia should be made solely on the basis of information to be contained in the actual notices to the EGM of Arcus and Altia, as applicable, and the merger prospectus related to the merger as well as on an independent analysis of the information contained therein. You should consult the merger prospectus for more complete information about Altia, Arcus, their respective subsidiaries, their respective securities and the merger. No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Altia nor Arcus, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of Altia, Arcus, their respective securities and the merger, including the merits and risks involved. The transaction may have tax consequences for Arcus shareholders, who should seek their own tax advice.

This release includes “forward-looking statements.” These statements may not be based on historical facts, but are statements about future expectations. When used in this release, the words “aims,” “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “should,” “will,” “would” and similar expressions as they relate to Altia, Arcus or the merger identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements are set forth in a number of places in this release, including wherever this release includes information on the future results, plans and expectations with regard to the Combined Company’s business, including its strategic plans and plans on growth and profitability, and the general economic conditions. These forward-looking statements are based on present plans, estimates, projections and expectations and are not guarantees of future performance. They are based on certain expectations, which may turn out to be incorrect. Such forward-looking statements are based on assumptions and are subject to various risks and uncertainties. Shareholders should not rely on these forward-looking statements. Numerous factors may cause the actual results of operations or financial condition of the Combined Company to differ materially from those expressed or implied in the forward-looking statements. Neither Altia nor Arcus, nor any of their respective affiliates, advisors or representatives or any other person undertakes any obligation to review or confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this release. Further, there can be no certainty that the merger will be completed in the manner and timeframe described in this release, or at all.

This release contains financial information regarding the businesses and assets of Altia and Arcus and their consolidated subsidiaries. Such financial information may not have been audited, reviewed or verified by any independent accounting firm. Certain financial data included in this release consists of “alternative performance measures.” These alternative performance measures, as defined by Altia and Arcus, may not be comparable to similarly titled measures as presented by other companies, nor should they be considered as an alternative to the historical financial results or other indicators of Altia’s and Arcus’ cash flows based on IFRS. Even though the alternative performance measures are used by the management of Altia and Arcus to assess the financial position, financial results and liquidity and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of Altia’s or Arcus’ financial position or results of operations as reported under IFRS.

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The new shares in Altia have not been and will not be listed on a U.S. securities exchange or quoted on any inter-dealer quotation system in the United States. Neither Altia nor Arcus intends to take any action to facilitate a market in the new shares in Altia in the United States.

The new shares in Altia have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed comment upon, or endorsed the merit of, the merger or the accuracy or the adequacy of this release. Any representation to the contrary is a criminal offence in the United States.

APPENDIX 1 - UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of Compilation

General

The following pro forma combined financial information (the “Pro Forma Information”) is presented for illustrative purposes only to give effect to the Merger of Altia and Arcus to Altia’s financial information as if the Merger had been undertaken at an earlier date. The Pro Forma Information is unaudited.

The pro forma income statements for the six months ended 30 June 2020 and for the year ended 31 December 2019 give effect to the Merger as if it had occurred on 1 January 2019. The pro forma balance sheet as at 30 June 2020 gives effect to the Merger as if it had occurred on that date.

The Pro Forma Information has been compiled in accordance with the Annex 20 to the Commission Delegated Regulation (EU) 2019/980 and on a basis consistent with the accounting principles applied by Altia in its consolidated financial statements prepared in accordance with IFRS. The Pro Forma Information has not been compiled in accordance with Article 11 of Regulation S-X under the U.S. Securities Act or the guidelines established by the American Institute of Certified Public Accountants.

The Pro Forma Information has been presented for illustrative purposes only. Therefore, the hypothetical financial position and results of operations included in the Pro Forma Information are not necessarily indicative of what the Combined Company’s financial position or financial performance actually would have been had the Merger been completed as of the dates indicated and does not purport to project the operating results or financial position of the Combined Company as of any future date.

The Pro Forma Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Merger and which are factually supportable. The pro forma adjustments include certain assumptions related to the fair value of purchase consideration, the purchase price allocation, accounting policy alignments and other adjustments described in the accompanying notes to the Pro Forma Information and which are considered to be reasonable under the circumstances. Considering the ongoing regulatory approval processes which restricts Altia’s access to detailed data of Arcus, the pro forma adjustments presented are preliminary and based on information available at this time, thus subject to change among others due to the following:

•	Final fair value of the purchase consideration will be determined based on the share price as at the Effective Date;

•	Final purchase price allocation will be based on the fair values of Arcus’ assets acquired and liabilities assumed on the Effective Date; and

•	Detailed review of Arcus’ accounting policies and financial statements presentation differences can only be done after the Effective Date.

There can be no assurance that the assumptions used in the preparation of the Pro Forma Information will prove to be correct and the final impact of the Merger to the financial information of Altia may materially differ from the pro forma adjustments reflected in the Pro Forma Information. Further, the accounting policies to be applied by the Combined Company in the future may differ from the accounting policies applied in the Pro Forma Information.

The Pro Forma Information does not reflect any cost savings, synergy benefits or future integration costs that are expected to be generated or may be incurred as a result of the Merger.

Combination of Altia and Arcus through the Merger

The Boards of Directors of Altia and Arcus have, on 29 September 2020, signed a combination agreement (the “Combination Agreement”) concerning the combination of their business operations and a merger plan (the “Merger Plan”), according to which Arcus shall be merged into Altia through a statutory cross-border merger in such a manner that all assets and liabilities of Arcus shall be transferred without a liquidation procedure to Altia. The Boards of Directors of Altia and Arcus have on 2 October 2020 proposed that the Extraordinary General Meetings of Altia and Arcus, convened to be held on 12 November 2020, would resolve upon the Merger as set forth in the Merger Plan. The completion of the Merger is subject to, inter alia, approval by the Extraordinary General Meetings of Altia and Arcus, obtaining of necessary merger control approvals by the relevant competition authorities, fulfilment of other conditions to completion set forth in the Combination Agreement and the Merger Plan or waiver of such conditions. For further information on the conditions for the completion of the Merger included in the Combination Agreement and the Merger Plan, see section “Merger of Altia and Arcus – Combination Agreement – Conditions to the Completion

of the Merger” and the Merger Plan, which is attached to the Merger Prospectus as Annex D. The completion of the Merger is expected to be registered in the Finnish Trade Register on or about 1 April 2021.

The shareholders of Arcus shall receive as Merger Consideration 0.4618 Merger Consideration Shares for each share owned by them in Arcus. On the date of the Merger Prospectus, the total number of the Merger Consideration Shares to be issued is expected to be approximately 31,409,930 shares. This corresponds to an ownership in the Combined Company post-completion of 53.5 percent for Altia shareholders and 46.5 percent for Arcus shareholders. The Board of Directors of Altia will propose to its Extraordinary General Meeting resolving on the merger that the Board of Directors be authorised to resolve on the payment of an extra dividend in the maximum total amount of EUR 0.40 per share to Altia’s shareholders before the completion of the Merger. The extra dividend will be in addition to the dividend in the maximum total amount of EUR 0.21 per share authorised by the Annual General Meeting of Altia held on 4 June 2020 and payable to Altia’s shareholders by the end of 2020. The maximum total amount of the dividend to be distributed is EUR 0.61 per share (being in total approximately EUR 22.0 million).

Altia and Arcus have obtained certain waivers and consents for their existing financing arrangements in order for the existing financing arrangements to continue in force and survive the Merger. In the Pro Forma Information it has assumed that the existing financing of Altia and Arcus continue in accordance with the existing arrangements, and the costs of obtaining waivers and consents have been recorded as expenses.

Prior to the Merger, Arcus is to carry out a Reorganisation to which Arcus will request the Ministry of Finance of the Kingdom of Norway to grant a Tax Relief. See “Merger of Altia and Arcus – Merger Plan - Arrangements Outside of Ordinary Business Operations” in the Merger Prospectus for further information on the Reorganisation. For the pro forma purposes it has been assumed that Reorganisation will take place as planned.

The Merger will be accounted for as a business combination at consolidation using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations, with Altia determined as the acquirer of Arcus. The acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement, and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognised at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognised as goodwill. The preliminary purchase price allocation presented herein has been made solely for the purpose of preparing this Pro Forma Information.

Historical Financial Information

The Pro Forma Information has been derived from the following financial information, which are incorporated by reference into the Merger Prospectus:

•	Altia’s audited consolidated financial statements for the year ended 31 December 2019;

•	Altia’s unaudited consolidated half-year financial report as at and for the six months ended 30 June 2020;

•	Arcus’ audited consolidated financial statements for the year ended 31 December 2019;

•	Arcus’ unaudited consolidated half-year financial report as at and for the six months ended 30 June 2020

Other Considerations

All amounts in the Pro Forma Information are presented in millions of euros unless otherwise indicated. The figures have been rounded, and therefore the sum of individual figures in a column or row may not conform exactly to the total amount presented for that column or row.

Arcus’ historical financial information and certain other pro forma adjustments presented in Norwegian kroner have been translated into euros using the average NOK to EUR foreign exchange rate of 9.8444 for the year ended 31 December 2019, the average exchange rate of 10.8287 for the six months ended 30 June 2020, and the exchange rate of 10.9120 for the balance sheet as at 30 June 2020. Thus, the euro amounts adjusted in the pro forma balance sheet may differ from the corresponding adjustments in the pro forma income statements.

Independent auditor’s assurance report on the compilation of the Pro Forma Information is attached to the Merger Prospectus as Annex C.

Unaudited Pro Forma Income Statement for the Six Months Ended 30 June 2020

	For the six months ended 30 June 2020
In EUR million, unless otherwise indicated	Altia historical	Arcus reclassified	Merger	Combined Company pro forma
		(Note 1)	(Note 2)

Net sales	149.3	127.2	-	276.5
Other operating income	2.9	0.1	-	3.0
Materials and services	-84.1	-73.9	-	-158.0
Employee benefit expenses	-23.0	-21.2	-	-44.2
Other operating expenses	-27.1	-16.5	1.1	-42.6
Depreciation, amortisation and impairment	-8.8	-5.8	-1.5	-16.2
Operating result	9.2	9.9	-0.5	18.6
Finance income	0.2	9.3	-	9.5
Finance expenses	-1.2	-9.0	-	-10.2
Share of profit in associates and joint ventures and income from interests in joint operations	1.1	-0.2	-	0.9
Result before taxes	9.3	10.0	-0.5	18.8
Income tax expense	-1.9	-2.4	0.3	-3.9
Result for the period	7.5	7.6	-0.1	14.9

Result for the period attributable to:
Owners of the parent	7.5	7.5	-0.1	14.8
Non-controlling interests	-	0.1	-	0.1

Earnings per share for the result attributable to owners of the parent, EUR
Basic	0.21			0.22

Unaudited Pro Forma Income Statement for the Year Ended 31 December 2019

	For the year ended 31 December 2019
In EUR million, unless otherwise indicated	Altia historical (audited)	Arcus reclassified	Merger	Combined Company pro forma
		(Note 1)	(Note 2)

Net sales	359.6	280.4	-	640.0
Other operating income	7.6	0.2	-	7.8
Materials and services	-213.1	-162.6	-4.6	-380.3
Employee benefit expenses	-45.9	-43.1	-7.3	-96.2
Other operating expenses	-65.0	-37.0	-13.5	-115.5
Depreciation, amortisation and impairment	-17.9	-12.1	-3.7	-33.8
Operating result	25.1	25.8	-29.1	21.8
Finance income	3.5	5.3	-	8.9
Finance expenses	-5.7	-14.0	-0.9	-20.6
Share of profit in associates and joint ventures and income from interests in joint operations	1.6	0.4	-	2.0
Result before taxes	24.6	17.5	-30.0	12.1
Income tax expense	-6.2	-4.0	5.2	-4.9
Result for the period	18.4	13.5	-24.7	7.2

Result for the period attributable to:
Owners of the parent	18.4	13.4	-24.7	7.1
Non-controlling interests	-	0.1	-	0.1

Earnings per share for the result attributable to owners of the parent, EUR
Basic	0.51			0.10

Refer to the accompanying notes to the Pro Forma Information

Unaudited Pro Forma Balance Sheet as at 30 June 2020

	As at 30 June 2020
In EUR million	Altia historical	Arcus reclassified	Merger	Combined Company pro forma
		(Note 1)	(Note 2)
ASSETS
Non-current assets
Goodwill	80.0	101.4	139.0	320.3
Other intangible assets	22.5	84.1	5.9	112.5
Property, plant and equipment	59.1	14.9	-	74.0
Right-of-use assets	8.9	113.6	-	122.4
Investments in associates, joint ventures and interests in joint operations	8.9	6.3	-	15.2
Financial assets at fair value through other comprehensive income	1.4	0.0	-	1.5
Deferred tax assets	1.5	6.6	-1.9	6.2
Other non-current receivables	-	0.0	-	0.0
Total non-current assets	182.3	326.9	142.9	652.1

Current assets
Inventories	101.1	53.4	4.1	158.7
Trade and other receivables	41.5	105.6	-	147.2
Current tax assets	2.7	3.1	3.5	9.3
Cash and cash equivalents	101.2	61.9	-54.8	108.3
Total current assets	246.6	224.0	-47.1	423.5
TOTAL ASSETS	428.9	550.9	95.8	1,075.6

EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent	149.5	159.2	106.0	414.7
Non-controlling interests	-	0.4	-	0.4
Total equity	149.5	159.6	106.0	415.1

Non-current liabilities
Deferred tax liabilities	16.4	10.7	-	27.1
Borrowings	70.4	71.1	0.4	141.9
Lease liabilities	5.7	110.3	-	116.0
Employee benefit obligations	1.3	1.7	-	3.0
Liabilities at fair value through profit or loss	-	5.5	-	5.5
Other non-current liabilities	-	0.1	-	0.1
Total non-current liabilities	93.7	199.4	0.4	293.5

Current liabilities
Borrowings	51.5	-	-	51.5
Lease liabilities	3.5	6.6	-	10.1
Trade and other payables	127.9	184.7	-10.6	301.9
Current tax liabilities	2.8	0.6	-	3.4
Total current liabilities	185.7	191.9	-10.6	367.0
Total liabilities	279.4	391.3	-10.2	660.5
TOTAL EQUITY AND LIABILITIES	428.9	550.9	95.8	1,075.6

Refer to the accompanying notes to the Pro Forma Information

Notes to the Pro Forma Information

The following unaudited pro forma adjustments will have a continuing impact on the Combined Company’s results or financial position, unless otherwise indicated.

Note 1 – Arcus Reclassified

Altia has performed a preliminary review on Arcus’ accounting policies and financial statements presentation, primarily based on publicly available information, in order to determine whether any adjustments are necessary to ensure comparability in the Pro Forma Information. Based on the information available at this time, Altia is not aware of any accounting policy differences that could have a material impact on the Pro Forma Information. However, certain reclassifications have been made to align Arcus’ historical financial information with Altia’s financial statements presentation. Upon the completion of the Merger, the Combined Company will conduct a detailed review of accounting policies and financial statements presentation. As a result of that review, the Combined Company may identify additional accounting policy or presentation differences between the two companies than presented herein. Further, the accounting policies to be applied by the Combined Company in the future may differ from the accounting policies applied in the Pro Forma Information.

The following tables set forth the reclassifications of Arcus’ historical income statement information for the six months ended 30 June 2020 and for the year ended 31 December 2019 and balance sheet information as at 30 June 2020 that have been made to align Arcus’ historical financial information with Altia’s presentation and the translation of Arcus’ historical financial information presented in Norwegian kroner into euros.

Pro forma adjustments for Arcus reclassified in the pro forma income statements

	For the six months ended 30 June 2020				For the year ended 31 December 2019
	Arcus historical	Reclassifi- cations	Arcus reclassified	Arcus reclassified	Arcus historical (audited)	Reclassifi- cations	Arcus reclassified	Arcus reclassified
				(Note 1)				(Note 1)
	In NOK million			In EUR million	In NOK million			In EUR million

Net sales	-	1,377.3	1,377.3	127.2	-	2,760.8	2,760.8	280.4
Other operating income	-	1.1	1.1	0.1	-	2.0	2.0	0.2
Materials and services	-	-800.0	-800.0	-73.9	-	-1,601.1	-1,601.1	-162.6
Employee benefit expenses	-	-229.6	-229.6	-21.2	-	-423.9	-423.9	-43.1
Other operating expenses	-149.4	-29.5	-178.9	-16.5	-329.4	-35.1	-364.5	-37.0
Depreciation, amortisation and impairment	-	-62.9	-62.9	-5.8	-	-119.6	-119.6	-12.1
Sales revenue	1,354.1	-1,354.1	-	-	2,710.4	-2,710.4	-	-
Other operating revenue	24.2	-24.2	-	-	52.4	-52.4	-	-
Net gain on sale of fixed assets	0.1	-0.1	-	-	0.0	-0.0	-	-
Cost of sales	-800.0	800.0	-	-	-1,601.1	1,601.1	-	-
Salaries and other personnel costs	-241.0	241.0	-	-	-439.2	439.2	-	-
Depreciation and amortisation	-62.9	62.9	-	-	-119.6	119.6	-	-
Share of profit from associated companies and jointly controlled entities	-2.1	2.1	-	-	4.1	-4.1	-	-
Other income and expenses	-18.2	18.2	-	-	-19.7	19.7	-	-
Operating result	104.9	2.1	107.0	9.9	257.8	-4.1	253.7	25.8

Finance income	-	100.2	100.2	9.3	-	52.5	52.5	5.3
Finance expenses	-	-97.1	-97.1	-9.0	-	-137.8	-137.8	-14.0
Share of profit in associates and joint ventures and income from interests in joint operations	-	-2.1	-2.1	-0.2	-	4.1	4.1	0.4
Interest income	10.2	-10.2	-	-	22.5	-22.5	-	-
Other financial income	90.01)	-90.0	-	-	30.0	-30.0	-	-
Interest costs	-46.91)	46.9	-	-	-99.1	99.1	-	-
Other financial costs	-50.11)	50.1	-	-	-38.7	38.7	-	-
Result before taxes	108.0	-	108.0	10.0	172.5	-	172.5	17.5

Income tax expense	-25.8	-	-25.8	-2.4	-39.2	-	-39.2	-4.0
Result for the period	82.1	-	82.1	7.6	133.3	-	133.3	13.5

Result for the period attributable to:
Owners of the parent	81.0	-	81.0	7.5	132.32)	-	132.3	13.4
Non-controlling interests	1.1	-	1.1	0.1	1.02)	-	1.0	0.1

____________________________________

1) Reclassified to align with the financial year 2019 presentation.

2) Unaudited and restated. In the unaudited consolidated half-year financial report as at and for the six months ended 30 June 2020, Arcus has made a change regarding the presentation of the non-controlling interests’ share of profit, so that the profit shown in the income statement relates only to the non-controlling interests’ where there are no put options associated. The comparative figures for the year ended 31 December 2019 were also changed.

Pro forma adjustments for Arcus reclassified in the pro forma balance sheet

	As at 30 June 2020
	Arcus historical	Reclassifications	Arcus reclassified	Arcus reclassified
				(Note 1)
	In NOK million			In EUR million
ASSETS
Non-current assets
Goodwill	1,105.9	-	1,105.9	101.4
Other intangible assets	-	917.6	917.6	84.1
Property, plant and equipment	-	162.9	162.9	14.9
Right-of-use assets	1,239.2	-	1,239.2	113.6
Investments in associates, joint ventures and interests in joint operations	-	68.3	68.3	6.3
Financial assets at fair value through other comprehensive income	-	0.3	0.3	0.0
Deferred tax assets	72.1	-	72.1	6.6
Brands	899.1	-899.1	-	-
Software	18.6	-18.6	-	-
Tangible fixed assets	162.9	-162.9	-	-
Investments in associated companies and jointly controlled entities	68.3	-68.3	-	-
Other investments in shares	0.3	-0.3	-	-
Other non-current receivables	0.5	-	0.5	0.0
Total non-current assets	3,566.8	-	3,566.8	326.9

Current assets
Inventories	583.0	-	583.0	53.4
Trade and other receivables	-	1,152.7	1,152.7	105.6
Current tax assets	-	33.6	33.6	3.1
Cash and cash equivalents	-	675.1	675.1	61.9
Trade receivables	1,047.4	-1,047.4	-	-
Prepayments to suppliers	55.0	-55.0	-	-
Other receivables	84.0	-84.0	-	-
Bank deposits	675.1	-675.1	-	-
Total current assets	2,444.5	-	2,444.5	224.0
TOTAL ASSETS	6,011.3	-	6,011.3	550.9

EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent	1,736.8	-	1,736.8	159.2
Non-controlling interests	4.6	-	4.6	0.4
Total equity	1,741.4	-	1,741.4	159.6

Non-current liabilities
Deferred tax liabilities	117.2	-	117.2	10.7
Borrowings	-	775.5	775.5	71.1
Lease liabilities	1,203.4	-	1,203.4	110.3
Employee benefit obligations	-	18.8	18.8	1.7
Pension obligations	18.8	-18.8	-	-
Liabilities at fair value through profit or loss	59.8	-	59.8	5.5
Debt to financial institutions	775.5	-775.5	-	-
Other non-current liabilities	0.9	-	0.9	0.1
Total non-current liabilities	2,175.7	-	2,175.7	199.4

Current liabilities
Lease liabilities	71.9	-	71.9	6.6
Trade and other payables	-	2,015.7	2,015.7	184.7
Current tax liabilities	-	6.6	6.6	0.6
Trade payables	665.4	-665.4	-	-
Tax payable	6.6	-6.6	-	-
Unpaid public duties	1,017.5	-1,017.5	-	-
Other current liabilities	332.7	-332.7	-	-
Total current liabilities	2,094.2	-	2,094.2	191.9
Total liabilities	4,269.8	-	4,269.8	391.3
TOTAL EQUITY AND LIABILITIES	6,011.3	-	6,011.3	550.9

Note 2 – Merger

Altia has made a preliminary purchase price allocation which is based upon estimates that are believed to be reasonable. As the Merger has not yet been completed, all of the detailed valuation studies necessary to arrive at the required estimates of fair value for all of Arcus’ assets to be acquired and liabilities to be assumed have not been completed. Upon the completion of the Merger, the Combined Company will conduct a detailed valuation of all assets and liabilities as of the acquisition date at which point the fair value of acquired assets and assumed liabilities may materially differ from the amounts presented herein. Arcus’ unaudited consolidated balance sheet information as at 30 June 2020 was used in the preliminary purchase price allocation presented below. The final fair values will be determined on the basis of assets acquired and liabilities assumed at the Effective Date. The following tables set forth the pro forma adjustments related to the Merger for the six months ended 30 June 2020, for the year ended 31 December 2019 and as at 30 June 2020.

Summary of Merger related pro forma adjustments to the pro forma income statements

	For the six months ended 30 June 2020					For the year ended 31 December 2019
In EUR million	Fair valuation of net assets	Note	Transac- tion costs	Financing arrange- ments	Merger	Fair valuation of net assets	Note	Transac- tion costs	Financing arrange- ments	Merger
	(Note 2b)		(Note 2d)	(Note 2e)	(Note 2)	(Note 2b)		(Note 2d)	(Note 2e)	(Note 2)

Materials and services	-		-	-	-	-4.6	iii	-	-	-4.6
Employee benefit expenses	-		-	-	-	-		-7.3	-	-7.3
Other operating expenses	-		1.1	-	1.1	-		-13.5	-	-13.5
Depreciation, amortisation and impairment	-1.5	ii	-	-	-1.5	-3.7	ii	-	-	-3.7
Operating result	-1.5		1.1	-	-0.5	-8.3		-20.8	-	-29.1
Finance expenses	-		-	-	-	-		-	-0.9	-0.9
Result before taxes	-1.5		1.1	-	-0.5	-8.3		-20.8	-0.9	-30.0
Income tax expense	0.3	vi	-	-	0.3	1.8	vi	3.2	0.2	5.2
Result for the period	-1.2		1.1	-	-0.1	-6.4		-17.6	-0.7	-24.7

Summary of Merger related pro forma adjustments to the pro forma balance sheet

	As at 30 June 2020
In EUR million	Purchase consideration	Fair valuation of net assets	Dividend distribution	Transaction costs	Financing arrange- ments	Merger
	(Note 2a)	(Note 2b)	(Note 2c)	(Note 2d)	(Note 2e)	(Note 2)
ASSETS
Non-current assets
Goodwill	-	139.0	-	-	-	139.0
Other intangible assets	-	5.9	-	-	-	5.9
Deferred tax assets	-	-1.9	-	-	-	-1.9
Total non-current assets	-	142.9	-	-	-	142.9

Current assets
Inventories	-	4.1	-	-	-	4.1
Current tax assets	-	-	-	3.4	0.2	3.5
Cash and cash equivalents	-	-	-32.4	-21.5	-0.9	-54.8
Total current assets	-	4.1	-32.4	-18.1	-0.7	-47.1
TOTAL ASSETS	-	147.1	-32.4	-18.1	-0.7	95.8

EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent (Note 2f)	305.0	-159.2	-22.0	-17.0	-0.7	106.0
Total equity	305.0	-159.2	-22.0	-17.0	-0.7	106.0

LIABILITIES
Non-current liabilities
Borrowings	-	0.4	-	-	-	0.4
Total non-current liabilities	-	0.4	-	-	-	0.4

Current liabilities
Trade and other payables	-	0.8	-10.3	-1.1	-	-10.6
Total current liabilities	-	0.8	-10.3	-1.1	-	-10.6
Total liabilities	-	1.2	-10.3	-1.1	-	-10.2
TOTAL EQUITY AND LIABILITIES	305.0	-157.9	-32.4	-18.1	-0.7	95.8

Note 2a – Purchase Consideration

The purchase consideration is determined based on the fair value of the Merger Consideration Shares. For pro forma purposes, the preliminary estimate of the fair value of the purchase consideration transferred in exchange of Arcus corresponds to the aggregate fair value of the total number of the Merger Consideration Shares expected to be issued based on the closing price of the Altia share on Nasdaq Helsinki on 30 September 2020. The Merger Consideration settled in shares has been recorded in the Invested unrestricted equity fund and Share capital in the unaudited pro forma balance sheet as at 30 June 2020 pursuant to the Merger Plan.

The following table sets forth the preliminary estimate of the consideration transferred to acquire Arcus as if the acquisition of Arcus occurred on 30 June 2020:

Preliminary estimate of purchase consideration
Number of Merger Consideration Shares expected to be issued	31,409,930
Share price, EUR (Closing price of Altia share on Nasdaq Helsinki on 30 September 2020)	9.71
Preliminary fair value estimate of the consideration in the Merger, EUR in million	305.0

The preliminary estimate of the purchase consideration reflected in the Pro Forma Information does not purport to represent the actual consideration to be transferred upon the completion of the Merger. In accordance with IFRS, the fair value of the consideration transferred will be measured at the Effective Date at the then-current market price (fair value) of the Altia share. This requirement will likely result in a purchase consideration different from the amount used in the Pro Forma Information and that difference may be material. A change of 10 percent per share in the Altia share price would increase or decrease the consideration expected to be transferred by approximately EUR 30.5 million, which would be reflected in the Pro Forma Information as an increase or decrease to goodwill.

Note 2b – Fair valuation of net assets

The following table sets forth the preliminary fair valuation of net assets acquired:

In EUR million	Arcus reclassified	Fair valuation of net assets	Note	Acquired assets and assumed liabilities
	(Note 1)	(Note 2b)

Goodwill	101.4	-101.4	i	-
Other intangible assets	84.1	5.9	ii	90.0
Property, plant and equipment	14.9	-		14.9
Right-of-use assets	113.6	-		113.6
Investments in associates, joint ventures and interests in joint operations	6.3	-		6.3
Financial assets at fair value through other comprehensive income	0.0	-		0.0
Deferred tax assets	6.6	-1.9	vi	4.7
Other non-current receivables	0.0	-		0.0
Total non-current assets	326.9	-97.4		229.5
Inventories	53.4	4.1	iii	57.6
Trade and other receivables	105.6	-		105.6
Current tax assets	3.1	-		3.1
Cash and cash equivalents	61.9	-		61.9
Total current assets	224.0	4.1		228.1
Deferred tax liabilities	-10.7	-		-10.7
Borrowings	-71.1	-0.4	iv	-71.5
Lease liabilities	-110.3	-		-110.3
Employee benefit obligations	-1.7	-		-1.7
Liabilities at fair value through profit or loss	-5.5	-		-5.5
Other non-current liabilities	-0.1	-		-0.1
Total non-current liabilities	-199.4	-0.4		-199.8
Lease liabilities	-6.6	-		-6.6
Trade and other payables	-184.7	-0.8	v	-185.5
Current tax liabilities	-0.6	-		-0.6
Total current liabilities	-191.9	-0.8		-192.7
Net assets acquired	159.6	-94.5		65.1
Goodwill			i	240.3
Non-controlling interests				0.4
Purchase consideration				305.0

i.	Goodwill recognised in the pro forma balance sheet represents the excess of the preliminary purchase consideration transferred over the preliminary fair value of identifiable net assets acquired. The preliminary goodwill of EUR 240.3 million arising in the combination is mainly attributable to synergies, growth potential to monopoly channel, future customer relationships and the overall market presence in the Nordics and it is expected not to be deductible for tax purposes.

For pro forma presentation purposes, the difference of EUR 139.0 million between Arcus’ existing goodwill of EUR 101.4 million and the preliminary goodwill arising in the Merger of EUR 240.3 million is adjusted to goodwill in the pro forma balance sheet.

ii.	The preliminary fair value of Arcus’ Other intangible assets of EUR 90.0 million in the pro forma balance sheet consist mainly of brands and customer relationships. In addition, Other intangible assets include software that’s carrying value is assumed to approximate the fair value.

The preliminary fair values of brands and customer relationships included in Other intangible assets have been determined using the “income approach” which requires an estimate or forecast of expected future cash flows. Either the multi-period excess earnings method or the relief-from-royalty method has been used as the income-based valuation method. The preliminary fair values for the brands and customer relationships have been determined on a portfolio level based on a limited publicly available information. Upon the completion of the Merger, the Combined Company will conduct a detailed valuation of intangible assets. As a result of the more detailed valuation process upon completion of the Merger, the assumptions used and the resulting fair values of brands and customer relationships may differ from the preliminary fair values included in this Pro Forma Information and could have an impact on the Combined Company’s results of operations.

For the pro forma amortisation expense purposes, brands have been assumed to have useful lives ranging from 5 to 30 years and customer relationships have been assumed to have a useful life of 20 years. The pro forma amortisation adjustment includes also elimination of amortisation for the brands already recorded in Arcus’ historical income statements.

The amortisation adjustments will have a continuing impact on the Combined Company’s results of operations.

iii.	The preliminary fair value adjustment recorded to Inventories in the pro forma balance sheet reflects the preliminary fair value of acquired inventories. Altia expects that the acquired inventory will turn over within a year and, accordingly, a fair value adjustment has been recorded as expense in the pro forma income statement for the year 2019. This adjustment will not have a continuing impact on the Combined Company’s results of operations.

iv.	The preliminary fair value adjustment to non-current Borrowings represents the elimination of capitalised transaction costs related to Arcus’ existing financing arrangements in the pro forma balance sheet.

v.	Arcus’ Board of Directors has due to the Merger resolved to terminate the senior executives’ option programme with effect from completion of the Merger and Arcus has agreed with the option holders that they shall be compensated with a cash payment following completion. All of the options will lapse on completion. Pro forma adjustment recorded as Trade and other payables in the unaudited pro forma balance sheet as at 30 June 2020 reflects the aggregate amount of assumed liabilities as at the acquisition date.

vi.	The pro forma adjustment to deferred tax assets reflects the deferred tax impact arising from the fair value adjustments. In addition, the pro forma adjustment reflects the offsetting of deferred tax assets and deferred tax liabilities arising from the fair value adjustments, as they relate to income taxes on the same jurisdiction and a right to set off tax assets against tax liabilities exists.

Prior to the Merger, Arcus is to carry out Reorganisation to which Arcus will request the Ministry of Finance of the Kingdom of Norway to grant a Tax Relief. See “Merger of Altia and Arcus – Merger Plan - Arrangements Outside of Ordinary Business Operations” in the Merger Prospectus for further information on the Reorganisation. If the Tax Relief is not granted and thus Arcus is not able to carry out the Reorganisation as intended, it may trigger potential write down of most of the remaining deferred tax asset in the balance sheet on the Effective Date.

The tax rates used in the adjustment are based on preliminary assumptions related to the underlying jurisdictions that the income or expense will be recorded. The effective tax rate of the Combined Company could be different depending on the post-merger activities, including cash needs, geographical mix of net income and tax planning strategies.

Note 2c – Dividend distribution

The maximum total amount of the dividend proposed to be distributed to Altia’s shareholders before the completion of the Merger totalling approximately EUR 22.0 million has been reflected in the pro forma balance sheet by deducting the dividend from Retained earnings and from Cash and cash equivalents.

In addition, a liability related to a dividend distribution from the year 2019 of EUR 10.3 million recorded in Arcus’ historical balance sheet as at 30 June 2020 as current liabilities has been presented as paid in the pro forma balance sheet, and has been eliminated from Trade and other payables and deducted from Cash and cash equivalents.

Note 2d – Transaction costs

The total transaction costs of EUR 21.8 million estimated to be incurred by Altia and Arcus in connection with the Merger primarily comprise of financial, legal and advisory costs (excluding financing transaction costs) as well as certain Merger related employee benefits to be paid to certain members of management of Altia and Arcus in connection with the Merger.

The total estimated transaction costs to be expensed as Other operating expenses of EUR 13.5 million and Employee benefit expenses of EUR 7.3 million have been recorded in the pro forma income statement for the year ended 31 December 2019. The Merger related transaction costs already recorded in Arcus’ historical income statement for the six months ended 30 June 2020 have been eliminated from Other operating expenses in the pro forma income statement for that period.

The amount of the estimated transaction costs of EUR 1.0 million directly related to the issuance and listing of the Merger Consideration Shares to be recognised directly to the equity has been deducted from Invested unrestricted equity fund (net of tax EUR 0.8 million) in the pro forma balance sheet.

In the pro forma balance sheet, the total estimated transaction costs have been deducted from cash and cash equivalents. The pro forma adjustment to Trade and other payables reflects the elimination of transaction costs already recorded in Arcus’ historical balance sheet as at 30 June 2020.

The income tax impact from the transaction costs adjustment has been calculated using the Finnish tax rate of 20.0 percent for the tax deductible costs and Merger related employee benefits to be incurred in Finland. Transaction costs in Norway are considered non tax deductible. The tax impact from Merger related employee benefits to be incurred in Norway has been calculated with the Norwegian tax rate of 22.0 percent.

The transaction costs adjustment will not have a continuing impact on the Combined Company’s results of operations.

Note 2e – Financing arrangements

Altia and Arcus have obtained certain waivers and consents for their existing financing arrangements in order for the existing financing arrangements to continue in force and survive the Merger. In the pro forma balance sheet, the existing financing of Altia and Arcus continue in accordance with the existing arrangements. For further information on the financing, see “Information on the Combined Company – Financing” in the Merger Prospectus.

The pro forma adjustment in the unaudited pro forma income statement for the year ended 31 December 2019 reflects the estimated waiver fees as well as bank fees such as back-stop facility costs arising in connection with the Merger and recorded directly as expenses and deducted from Cash and cash equivalents. This adjustment will not have a continuing impact on the Combined Company’s results.

The tax impact from the adjustment is calculated using the Finnish tax rate of 20.0 percent for the costs to be incurred in Finland and the Norwegian tax rate of 22.0 percent for the costs to be incurred in Norway.

Note 2f – Equity structure

The following table sets forth the reconciliation of pro forma total equity attributable to owners of the parent and includes adjustments to reflect the impacts of the Merger to the equity attributable to owners of the parent of the Combined Company in the unaudited pro forma balance sheet as at 30 June 2020.

	As at 30 June 2020
In EUR million	Altia historical	Purchase consideration	Dividend distribution	Transaction costs	Financing arrange- ments	Combined Company pro forma
		(Note 2a)	(Note 2c)	(Note 2d)	(Note 2e)

Share capital	60.5	1.01)	-	-	-	61.5
Invested unrestricted equity fund	1.2	304.0	-	-0.8	-	304.4
Fair value reserve	0.6	-	-	-	-	0.6
Legal reserve	0.1	-	-	-	-	0.1
Hedge reserve	-1.0	-	-	-	-	-1.0
Translation differences	-23.7	-	-	-	-	-23.7
Retained earnings	111.9	-	-22.0	-16.2	-0.7	72.9
Total equity attributable to owners of the parent	149.5	305.0	-22.0	-17.0	-0.7	414.7

____________________________________

1) For the pro forma presentation of equity, EUR 1.0 million of the Merger Consideration has been recorded as an increase in Share capital in accordance with the Merger Plan.

Note 3 – Pro Forma Earnings per Share

Pro forma basic earnings per share has been calculated by dividing the pro forma result for the period attributable to owners of the parent company by the pro forma weighted average number of shares outstanding during the period as adjusted for the Merger Consideration Shares.

The following table sets forth the pro forma basic earnings per share attributable to owners of the parent company for the periods indicated:

	For the six months ended 30 June 2020	For the year ended 31 December 2019
Result for the period attributable to owners of the parent company, in EUR million	14.8	7.1
Weighted average number of shares outstanding – historical	36,140,485	36,140,485
Merger Consideration Shares	31,409,930	31,409,930
Pro forma weighted average number of shares outstanding – basic	67,550,415	67,550,415
Pro forma earnings per share – basic, EUR	0.22	0.10

Note 4 – Additional Pro Forma Information

Pro Forma Financial Key Figures

In EUR million, unless otherwise indicated	For the six months ended 30 June 2020	For the year ended 31 December 2019	As at 30 June 2020
Net sales	276.5	640.0
EBITDA1)	34.8	55.6
Comparable EBITDA2)	36.1	84.7
Net debt3)			211.2
Gearing4), %			50.9
Equity ratio5), %			38.6

____________________________________

1) EBITDA	=	Operating result before depreciation and amortisation.
2) Comparable EBITDA	=	EBITDA excluding items affecting comparability. Items affecting comparability comprise of material items outside normal business such as net gains or losses from business and assets disposals, costs for closure of business operations and restructurings, cost for major corporate projects such as direct transaction costs related to business acquisition and the contemplated merger, cost impact of inventory fair value adjustment arising from business acquisitions, costs related to other corporate development projects, and cost impact of voluntary pension plan change.
3) Net debt	=	Non-current and current Borrowings + Non-current and current Lease liabilities – Cash and cash equivalents
4) Gearing, %	=	Net debt / Total equity
5) Equity ratio, %	=	Total equity / Total assets – Advances received

Reconciliation of Pro Forma Comparable EBITDA and Pro Forma EBITDA to Pro Forma Operating Result

	For the six months ended 30 June 2020				For the year ended 31 December 2019
In EUR million	Altia historical	Arcus reclas- sified	Merger	Combined Company pro forma	Altia historical	Arcus reclas- sified	Merger	Combined Company pro forma
		(Note 1)	(Note 2)			(Note 1)	(Note 2)

Operating result	9.2	9.9	-0.5	18.6	25.1	25.8	-29.1	21.8
Depreciation, amortisation and impairment	8.8	5.8	1.5	16.2	17.9	12.1	3.7	33.8
EBITDA	18.0	15.7	1.1	34.8	43.1	37.9	-25.4	55.6
Items affecting comparability
Net gains or losses from business and assets disposals	-	-	-	-	-0.1	-	-	-0.1
Cost for closure of business operations and restructurings	0.3	0.5	-	0.8	0.2	1.1	-	1.3
Costs related to the closed voluntary pension scheme	0.5	-	-	0.5	1.6	-	-	1.6
Merger related costs	-	1.1	-1.1	-	-	-	20.8	20.8
Inventory fair valuation	-	-	-	-	-	-	4.6	4.6
Other major corporate projects	-	0.1	-	0.1	-	1.0	-	1.0
Total items affecting comparability	0.7	1.7	-1.1	1.3	1.7	2.0	25.4	29.1
Comparable EBITDA	18.8	17.4	-	36.1	44.8	39.9	-	84.7